SUMMIT GROWTH CORPORATION
c/o Dalian TOFA New Materials Development Co, Ltd.
No. 18-2-401 Gangjing Garden,
Dandong Street, Zhongshan District
Dalian, Liaoning Province
People’s Republic of China 116001

INFORMATION STATEMENT

PURSUANT TO
SECTION 14(F) OF THE SECURITIES EXCHANGE
ACT OF 1934 AND RULE 14F-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about April 25, 2011 to the holders of record at the close of business on March 16, 2011 (the “Record Date”) of the ordinary shares, par value $0.000128 per share (“Ordinary Shares”), and preference shares, par value $0.000128 per share (“Preference Shares”), of Summit Growth Corporation, a Cayman Islands company (the “Company”), in connection with the change of control and composition of the Board of Directors of the Company (the “Board of Directors”) as contemplated by a share exchange agreement, dated March 15, 2011, among the Company and its controlling shareholders and former shareholders (Skyline Investors, LLC (“Skyline”), Dayspring Capital, LLC (“Dayspring”), Nautilus Global Partners LLC and Mid-Ocean Consulting Limited), Victor Score Limited, a British Virgin Islands business company (“Victor Score”), and its shareholders (the “Share Exchange Agreement”). The transactions set forth in the Share Exchange Agreement closed on March 15, 2011 (the “Closing Date”). Except as otherwise indicated by the context, references in this Information Statement to “Company,” “we,” “us,” or “our” are references to Summit Growth Corporation.

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder. This Information Statement is being provided solely for informational purposes and not in connection with a vote of our shareholders.

A copy of the Share Exchange Agreement has been filed with the Securities and Exchange Commission (“SEC”) as Exhibit 2.1 to a current report on Form 8-K that was filed on March 21, 2011.

On the Record Date, 34,645,610 Ordinary Shares were issued and outstanding with the holders thereof being entitled to cast one vote per share and 104,571.95 Preference Shares were issued and outstanding with the holder thereof being entitled to cast one hundred votes per share.

WE ARE NOT SOLICITING YOUR PROXY. NO VOTE OR OTHER ACTION BY THE COMPANY’S
SHAREHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

CHANGE OF CONTROL AND CHANGE OF BOARD OF DIRECTORS

On the Closing Date, we entered into and consummated the Share Exchange Agreement, pursuant to which we acquired all of the issued and outstanding shares of the capital stock of Victor Score in exchange for 32,839,910 Ordinary Shares and 104,571.95 Preference Shares, each Preference Share is convertible into 100 Ordinary Shares of the Company, representing approximately 96.75% of the issued and outstanding equity interest and voting rights of the Company. The signing of the Share Exchange Agreement and the transactions contemplated thereby resulted in a change of control of the Company.

On the Closing Date, Mr. Joseph Rozelle submitted his resignation from our Board of Directors.  Mr. Rozelle’s resignation will become effective on the 10th day following the mailing of this Information Statement to our shareholders (the “Effective Date”).  In connection with the consummation of the Share Exchange, effective on the Closing Date, Messrs. Chuan-Tao Zheng, Yu-Kai Wang (YK Wang) and Yu-Long Wang (YL Wang) were appointed to our Board of Directors.  Mr. Zheng’s appointment was effective immediately, whereas Messrs. YK Wang’s and YL Wang’s appointments will be effective on the Effective Date.

To the best of our knowledge, except as set forth in this Information Statement, the incoming directors are not currently directors of the Company, do not hold any position with the Company nor have they been involved in any transactions with the Company or any of our directors, executive officers, affiliates or associates that are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, none of the officers or incoming or existing directors of the Company has been the subject of any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time, been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offenses), been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting such person’s involvement in any type of business, securities or banking activities or been found by a court of competent jurisdiction (in a civil action), the SEC or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information with respect to the beneficial ownership of our voting securities, including our Ordinary Shares and our Preference Shares immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement by (i) each security holder known by us to be the beneficial owner of more than 5% of our outstanding securities immediately before and after the closing of the transactions contemplated by the Share Exchange Agreement and (ii) each of our directors and executive officers before and after the closing of the Share Exchange Agreement.

	Before Closing of Share Exchange Agreement			After Closing of Share Exchange Agreement
Name and Address of Beneficial Owner	Number and Title of Shares Beneficially Owned(1)	% Ordinary Shares(2)	% Total Voting Power(2)(4)	Number and Title of Shares Beneficially Owned(1)	% Ordinary Shares(2)	% Preference Shares(2)(3)	% Total Voting Power(2)(4)

5% or greater shareholders

Victor Score Limited (5) c/o Dalian TOFA New Materials Development Co., Ltd No. 18-2-401, Gangjing Garden Dandong Street, Zhongshan District Dalian, Liaoning Province, China	859,375 Ordinary	32.25	32.25	0	0	0	0

Chuan-Tao Zheng (5)(6) c/o Dalian TOFA New Materials Development Co., Ltd No. 18-2-401, Gangjing Garden Dandong Street, Zhongshan District Dalian, Liaoning Province, China	859,375 Ordinary	32.25	32.25	104,571.95 Preference	0	100	23.19

Yu-Kai Wang (7) c/o Dalian Tongda Equipment and Technology Development Co., Ltd. Youjia Village, Xinzhaizi Street Ganjingzi District Dalian, Liaoning Province, China	0	0	0	5,751,452 Ordinary	17.51	0	12.75

Pi Jia Liu (8) c/o Dalian TOFA New Materials Development Co., Ltd No. 18-2-401, Gangjing Garden Dandong Street, Zhongshan District Dalian, Liaoning Province, China	0	0	0	3,137,155 Ordinary	9.55	0	6.96

Karl Brenza (9) Skyline Investors, LLC Dayspring Capital, LLC Maxim Group LLC c/o Maxim Group LLC 405 Lexington Avenue, 2nd Floor New York, NY 10174	1,666,800 Ordinary	62.53	62.53	1,666,800 Ordinary	5.08	0	3.70

	Before Closing of Share Exchange Agreement			After Closing of Share Exchange Agreement
Name and Address of Beneficial Owner	Number and Title of Shares Beneficially Owned(1)	% Ordinary Shares(2)	% Total Voting Power(2)(4)	Number and Title of Shares Beneficially Owned(1)	% Ordinary Shares(2)	% Preference Shares(2)(3)	% Total Voting Power(2)(4)

Current and Former Officers and Directors (other than Messrs. Zheng, YK Wang, Liu, and Brenza whose share ownership is referenced under the heading 5% of greater shareholders)

Anthony Zhang (10)	0	0	0	0	0	0	N/A

Joseph Rozelle (11)	0	0	0	0	0	0	*

Yu Long Wang (12)	0	0	0	0	0	0	N/A

All current and former officers and directors as a group (7 persons)	2,566,175	94.77	94.77	104571.95 Preference	30.47	100	46.59

				10,555,407 Ordinary

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Each of the beneficial owners listed above has ownership of and voting power and investment power with respect to our ordinary shares or preference shares. For each beneficial owner above, any options exercisable within 60 days have been included in the denominator.

(2)
Based on 2,665,075 ordinary shares issued and outstanding before the consummation of the share exchange and 34,645,610 ordinary shares and 104,571.95 preference shares issued and outstanding immediately after the consummation of the share exchange.

(3)
No preference shares were issued and outstanding before the consummation of the share exchange and 104,571.95 preference shares were issued and outstanding immediately after the consummation of the share exchange. Each preference share is convertible into 100 ordinary shares (subject to customary adjustments for stock splits, combinations, or equity dividends on ordinary shares). Holders of preference shares vote with the holders of ordinary shares on all matters on an “as converted” basis.

(4)
Percentage of Total Voting Power represents total ownership with respect to all shares of our ordinary shares and preference shares, as a single class and on an “as converted” basis giving effect to the 100-for-1 conversion rights of the preference shares.

(5)
On March 15, 2011, Nautilus Global Partners, LLC (“Nautilus”) and Mid-Ocean Consulting Limited (“Mid-Ocean”) entered into a share purchase agreement with Victor Score Limited (“Victor Score”) pursuant to which Victor Score purchased 781,250 and 78,125 ordinary shares of the Company from Nautilus and Mid-Ocean, respectively, for a total of $260,000.  Upon consummation of the share exchange, the 859,375 shares Victor Score purchased from Nautilus and Mid-Ocean were cancelled.

(6)
Mr. Zheng is President, sole director and majority shareholder of Victor Score and was deemed to have sole voting and dispositive power with respect to the 859,375 ordinary shares Victor Score purchased from Nautilus and Mid-Ocean that were subsequently cancelled upon consummation of the share exchange.  Effective upon consummation of the share exchange, Mr. Zheng became our Chairman, Chief Executive Officer, President and a Director.  Mr. Zheng acquired 104,571.95 preference shares in connection with the consummation of the share exchange.

(7)
Effective upon consummation of the share exchange, Mr. YK Wang became our Chief Technology Officer. Additionally, Mr. YK Wang was appointed a director of the Company, such appointment to be deemed effective as of the Effective Date. Mr. YK Wang acquired 5,751,456 ordinary shares in connection with the consummation of the share exchange.

(8)	Effective upon consummation of the share exchange, Mr. Liu became our Chief Operating Officer. Mr. Liu acquired 3,137,155 ordinary shares in connection with the consummation of the share exchange.

(9)
Effective as of November 19, 2010, in connection with the acquisition of 1,500,120 ordinary shares by Skyline Investors, LLC (“Skyline”) and 166,680 ordinary shares by Dayspring Capital, LLC (“Dayspring”), Mr. Brenza became our Chief Executive Officer and President.  Mr. Brenza resigned as our Chief Executive Officer and President effective as of the Closing Date.  Mr. Brenza does not hold any shares in the Company directly but has sole voting and dispositive power with respect to the shares held by Skyline and Dayspring.  Mr. Brenza is a Managing Director of Skyline, Dayspring and Maxim Group LLC, which is deemed the beneficial owner of all of the shares held by Skyline and Dayspring.  Mr. Brenza disclaims beneficial ownership of these shares.

(10)	Effective upon consummation of the share exchange, Mr. Zhang became our Chief Financial Officer.

(11)
Effective as of November 19, 2010, in connection with the acquisition by Skyline and Dayspring of an aggregate of 1,666,800 ordinary shares of the Company, Mr. Rozelle resigned as our President and Chief Financial Officer. Effective as of the Closing Date, Mr. Rozelle resigned as our Secretary. He has also submitted his resignation as a director, such resignation to be effective as of the Effective Date. Mr. Rozelle’s address is c/o Nautilus Global Business Partners, 700 Gemini, Suite 100, Houston, TX 77058.

(12)	Mr. YL Wang has been appointed a director of the Company, such appointment to be deemed effective as of the Effective Date.

Other than as set forth herein, there are currently no arrangements which may result in a change in control of the Company.

LEGAL PROCEEDINGS

Our management knows of no material existing or pending legal proceedings or claims against us, nor are we involved as a plaintiff in any material proceeding or pending litigation. To our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Prior to the consummation of the Share Exchange Agreement, our board of directors consisted of one member, Mr. Joseph Rozelle, who was elected to serve until his successor is duly elected and qualified. In connection with the consummation of the transactions contemplated by the Share Exchange Agreement, Mr. Rozelle submitted his resignation, such resignation to be automatically effective as of the Effective Date.  Mr. Rozelle also served as our served as our President and Chief Financial Officer from September 2006 until November 19, 2010.  Mr. Rozelle has served as our Secretary from September 2006 and, in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, tendered his resignation effective as of the Closing Date.  Mr. Karl Brenza was appointed Chief Executive Officer and President of the Company effective as of November 19, 2010 and, in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, tendered his resignation effective as of the Closing Date.

Current Directors and Executive Officers

In connection with the closing of the Share Exchange Agreement, Mr. Zheng was appointed to serve as Chairman, Chief Executive Officer, President and a Director of the Company, Mr. Zhang was appointed Chief Financial Officer and Secretary, Mr. Liu was appointed our Chief Operating Officer and Mr. YK Wang was appointed our Chief Technology Officer, in each case effective as of March 15, 2011.  Additionally, Messrs. YK Wang and YL Wang have each been appointed to serve as an Independent Director, effective as of the Effective Date.

The names of our current officers and directors and the incoming directors, as well as certain information about them, are set forth below:

NAME	AGE	POSITION WITH SUMMIT

Chuan-Tao Zheng	49	Chairman, Chief Executive Officer, President and Director

Anthony Zhang	40	Chief Financial Officer and Secretary

Yu-Kai Wang **	48	Chief Technology Officer and Director

Pi-Jia Liu	50	Chief Operating Officer

Joseph Rozelle *	36	Director

Yu-Long Wang **	47	Independent Director

Mr. Zheng is our Chairman of the Board, President and Chief Executive Officer. Mr. Zheng is responsible for the strategic planning and overall operation of the Company. Prior to joining, our variable interest entity (“VIE”) Dalian TOFA New Materials Development Co., Ltd. (“TOFA”) in August 2004, he had worked as Engineer and Plant Manager of Dalian Marine Fishery Company from 1982 to 1994, General Manager of Foreign Economic and Trade Company Ltd, of WaFengDian City from 1994 to 1998, and as Managing Director of ZhongDa Import and Export Company Limited from 1998 to 2004. Since 2007, Mr. Zheng has been a Visiting Professor to the World Eminence Chinese Business Association College and the Vice Chairman of the Electronic Industry Chamber of Commerce of the World Eminence Chinese Business Association. He has also been a member of the CPPCC Dalian Committee since 2008. He was awarded the title of “Harmonious China, Ten Most Influential Entrepreneurs of 2006” and “Top Ten Management Personnel among the World’s Chinese Entrepreneurs in the Bimetal Composite Material Industry” in 2007. Mr. Zheng received his bachelor’s degree in mechanical engineering from the Dalian Ocean University.

Mr. Zheng’s leadership experience and technical knowledge were important qualifications considered in his appointment to the Board.  In addition, as the President and Chief Executive Officer, his presence on the Board will assist the Board in remaining informed regarding the operations of the Company and the progress on business plans.

Mr. Zhang is our Chief Financial Officer and oversees the financial reporting matters for the Company.  Mr. Zhang is a Certified Public Accountant in China. Prior to joining Victor Score in 2010, he had been General Manager of GD Decorative Material (ZhongShan) Co., Ltd., Operation Director (Western Zone) of Otis Elevator (China) Co., Ltd., Finance Manager of Thyssenkrupp Elevator Co., Ltd. and Manager of Yangcheng Certified Public Accountants. Mr. Zhang received his bachelor of arts degree in finance from the Beijing Central Banking and Finance University and an executive MBA degree from the Cheung Kong Graduate School of Business.

Mr. Liu is our Chief Operating Officer and joined TOFA in 2004. Mr. Liu oversees the daily business operations of the Company. After graduating from the Dalian Ocean University with a bachelor’s degree in mechanical engineering in 1982, he worked as engineer for Dalian Canned Food Factory until 1995. He was then Deputy General Manager for Dalian FuYan Industrial Company Ltd. from 1995 to 2001; and Deputy General Manager for Dalian ZhongDa Import and Export Company Ltd. from 2001 to 2004. Since 2004, Mr. Liu has also been a Director with the China Optical-Electrical Wires and Cables Industry Association.

Mr. YK Wang is our Chief Technology Officer and will be a Director on our board, upon the effective date of Mr. Rozelle’s resignation. Mr. Wang is responsible for supporting and developing the technology used by our Company. He received a bachelor’s degree from the Shenyang Mechanical and Electrical Engineering Institute in 1984. Thereafter, he had worked as Assistant Engineer for Harbin Forestry Machinery Factory from 1984 to 1988; Engineer for Dalian Composite Machinery Research Institute from 1988 to 2000; and General Manager for Dalian Qida Mechanical and Electrical Equipment Manufacturing Company Ltd. from 2005 to 2008. Mr. Wang founded our VIE, Dalian Tongda Equipment Technology Development Co, Ltd. (“Tongda”) in 2008.

Because our industry, like many industries, is becoming increasingly reliant on technology, we believe that Mr. Wang’s technological aptitude was an important qualification considered in his appointment and will assist the Board in remaining abreast on technology projects important to the Company’s risk management and business plan.

Mr. Rozelle has been one of our directors since inception and he served as our President and Chief Financial Officer from September 2006 until November 19, 2010.  Mr. Rozelle is currently the President of Nautilus Global Partners..  Prior to joining Nautilus in 2006, Mr. Rozelle was a consultant with Accretive Solutions, providing Sarbanes-Oxley compliance consulting and other accounting related consulting services.   Mr. Rozelle holds a bachelor’s of business administration degree from the University of Houston and a MBA degree from the Jesse H. Jones School of Management at Rice University. Mr. Rozelle is also the sole director and sole executive officer of VPGI, Inc., a public corporation.

Mr. YL Wang, upon the effectiveness of his appointment, will be an Independent Director and Chairman of the Compensation Committee. Mr. Wang worked for the Jiamusi City Government in Heilongjiang Province, PRC from 1990 to 1999. Since leaving the government in 1999, he has held senior management positions with a number of private enterprises in China. He served as Vice President of China Sun Group High-Tech Co., and its operating subsidiary, Dalian Xinyang High-Tech Development Co. Ltd (“DLXY”) from 1999 to 2009 in various capacities at DLXY. From 1999 to 2000, he was the director of marketing and from 2000 to 2002, he served as the assistant to the Chairman. In 2002, Mr. Wang was appointed Vice President where he was in charge of production, research and development, and sales management. He is currently founder, President and Chief Executive Officer of Dalian Kaida Venture Capital Co. Ltd. and President of Asia Pacific East Mount Financial Group LTD, a Hong Kong based company engaged in risk management and consultancy with respect to overseas listing, investment and acquisitions. Mr. Wang graduated from the Heilongjiang University with a bachelor’s degree in business administration.

Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

There are no family relationships among our directors or officers.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

TRANSACTIONS WITH RELATED PERSONS, PROMOTERS AND CERTAIN CONTROL PERSONS

Except as discussed herein, we are not currently a party to any transactions required to be disclosed pursuant to Item 404 of Regulation S-K, including any transaction or series of transactions between us and any officer, director or affiliates of the Company that has an aggregate value in excess of $120,000, or 1% of our average assets for the last two fiscal years (approximately $270,636), whichever is lower.

TOFA, in the ordinary course of its business operations, purchases raw materials from, and sells finished goods to, entities controlled by Mr. Zheng, including Shenzhen TOFA and Dalian Tofa Metal Material Co., Ltd. (“Dalian Tofa Metal”).

During the nine months ended September 30, 2010, Shenzhen TOFA purchased $1.5 million in finished goods from TOFA and TOFA purchased $1.4 million in raw materials from Shenzhen TOFA.  During the year ended December 31, 2009, Shenzhen TOFA purchased $3.3 million in finished goods from TOFA.  As of September 30, 2010, we are due $1.8 million for sales made to Shenzhen TOFA.  The amount due is interest free and unsecured.

During the year ended December 31, 2009 and the nine months ended September 30, 2010, Dalian Tofa Metal purchased 505,515 and $0 in finished goods from TOFA.

Victor Score, through its subsidiary, Dalian Xinding New Materials Technology Consultancy Co., Ltd., entered into certain agreements on October 12, 2010 (the “VIE Agreements”) by which it controls TOFA and Tongda.  Mr. Zheng owns a majority of the equity interest in TOFA and YK Wang owns a majority of the equity interest in Tongda. Pursuant to pledge agreements with the equity holders of TOFA and Tongda, including Mr. Zheng and YK Wang, all of the equity interests of TOFA and Tongda were pledged to Dalian Xinding in exchange for interest free loans to the equity holders.  The loans to Messrs. Zheng and YK Wang were in the respective amounts of RMB11,350,000 ($1,701,365) and RMB3,570,000 ($535,143).  Pursuant to the VIE Agreements, each of TOFA and Tongda leases its respective manufacturing facilities to Dalian Xinding.

Policies and Procedures for Review, Approval or Ratification of Transactions with Related Persons

As we increase the size of our Board of Directors and gain independent directors, we expect to prepare and adopt a written related-person transactions policy that sets forth our policies and procedures regarding the identification, review, consideration and approval or ratification of “related-persons transactions.” For purposes of our policy only, a “related-person transaction” will be a transaction, arrangement or relationship (or any series of similar transactions, arrangements or relationships) in which we and any “related person” are participants involving an amount that exceeds $120,000, or 1% of our average assets for the last two fiscal years, whichever is lower. Transactions involving compensation for services provided to us as an employee, director, consultant or similar capacity by a related person will not be covered by this policy. A related person will be any executive officer, director or a holder of more than five percent of our ordinary shares, including any of their immediate family members and any entity owned or controlled by such persons.

We anticipate that, where a transaction has been identified as a related-person transaction, the policy will require management to present information regarding the proposed related-person transaction to our audit committee (or, where approval by our audit committee would be inappropriate, to another independent body of our Board of Directors) for consideration and approval or ratification. Management’s presentation will be expected to include a description of, among other things, the material facts, the direct and indirect interests of the related persons, the benefits of the transaction to us and whether any alternative transactions are available.

To identify related-person transactions in advance, we are expected to rely on information supplied by our executive officers, directors and certain significant shareholders. In considering related-person transactions, our Board of Directors will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;

•	the effect on a director’s independence in the event the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

•	the terms of the transaction;

•	the availability of other sources for comparable services or products; and

•	the terms available to or from, as the case may be, unrelated third parties or to or from our employees generally.

We also expect that the policy will require any interested director to excuse himself or herself from deliberations and approval of the transaction in which the interested director is involved.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires directors, executive officers and persons who are the beneficial owners of more than 10% of any class of equity securities that are registered pursuant to Section 12 of the Exchange Act, to file with the SEC initial reports of ownership and reports of changes in ownership of those equity securities. The reporting persons are required by SEC regulations to furnish us with copies of all Section 16(a) reports they file.

Based solely upon a review of the Forms 3, 4 and 5 (and amendments thereto) furnished to us for the fiscal year ended June 30, 2010, we have determined that Messrs. Rozelle and Richardson, our former officers and directors, were delinquent in filings Section 16 reports required to be filed by them during the year and have never filed any Section 16 reports with the SEC. The Company believes that its current officers, directors and 10% shareholders will seek to comply timely with all reporting requirements under Section 16(a) of the Exchange Act.

CORPORATE GOVERNANCE

Director Independence

We currently do not have any independent directors. However, our board has determined that, upon their joining the board as herein contemplated, YL Wang will be deemed an independent director within the meaning of applicable Nasdaq Listing Rules and the rules promulgated by the SEC.

Board Meetings and Annual Meeting

During the 2010 fiscal year, our board of directors did not meet. We did not hold an annual meeting in 2010.

Board Committees

We presently do not have an audit committee, compensation committee or nominating committee or committees performing similar functions, as our management believes that until this point it has been premature at the early stage of our management and business development to form an audit, compensation or nominating committee. However, our new management plans to form an audit, compensation and nominating committee in the near future. The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We intend that the audit committee will be comprised solely of independent directors and will have an audit committee financial expert as required by the rules and regulations of the SEC.  We are in the process of identifying a director to join the board who is qualified to serve as the audit committee’s financial expert for purposes of the SEC's rules.

The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers. The nominating committee will be primarily responsible for nominating directors and setting policies and procedures for the nomination of directors. The nominating committee will also be responsible for overseeing the creation and implementation of our corporate governance policies and procedures. Until these committees are established, these decisions will continue to be made by our board of directors. Although our board of directors has not yet established any minimum qualifications for director candidates, when considering potential director candidates, our board of directors considers the candidate’s character, judgment, skills and experience in the context of the needs of our Company and our board of directors.

We do not have a charter governing the nominating process. The members of our board of directors, who perform the functions of a nominating committee, are not independent because they are also our officers. There has not been any defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. Our board of directors does not believe that a defined policy with regard to the consideration of candidates recommended by shareholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure

Our board of directors recognizes that the leadership structure and combination or separation of the Chief Executive Officer and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our board of directors the flexibility to establish the most appropriate structure for the Company at any given time.

Currently, Mr. Zheng is serving as the Chairman of our board of directors, Chief Executive Officer, and President. Mr. Zheng’s role is to oversee and manage the board of directors and its functions, including setting meeting agendas and running board meetings. In this regard, Mr. Zheng and the board of directors in their advisory and oversight roles are particularly focused on assisting senior management in seeking and adopting successful business strategies and risk management policies, and in making successful choices in management succession.

Risk Oversight

Each of our directors has a responsibility to monitor and manage risks faced by the Company.  At a minimum, this requires the members of the board of directors to be actively engaged in board discussions, review materials provided to them, including financial statements provided to them on monthly and quarterly basis, and know when it is appropriate to request further information from management and/or engage the assistance of outside advisors.  Because risk oversight is a responsibility for each member of the board of directors, the board’s responsibility for risk oversight is not and will not be concentrated into a single committee.

Currently, the board of directors meets formally, as needed to discuss risks and monitor specific areas of the Company’s performance.  In addition, we strive to provide a board infrastructure that encourages directors to ask specific questions or raise concerns by allotting them sufficient time to do so at each meeting and providing them with sufficient amounts of time to review materials in advance of a meeting.

Going forward, we anticipate that oversight will be delegated, to a large degree, to the various board committees that we will establish with independent directors serving as committee chairman. Committees will then meet formally, as needed, to discuss risks and monitor specific areas of the Company’s performance and report their findings to the full board of directors.

Shareholder Communications

Our board of directors does not currently provide a process for shareholders to send communications to our board of directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management will establish a process for shareholder communications in the near future.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our operating subsidiaries were private limited companies organized under the laws of the People’s Republic of China, and in accordance with its regulations, the salary of our executives was determined by our shareholders.

Our named officers are Mr. Zheng, our Chief Executive Officer and President, Mr. Zhang, our Chief Financial Officer and Secretary, Mr. YK Wang, our Chief Technology Officer, and Mr. Liu, our Chief Operating Officer.

As the membership of our Board of Directors increases, our Board of Directors intends to form a compensation committee charged with the oversight of our executive compensation plans, policies and programs and the authority to determine and approve the compensation of our chief executive officer and make recommendations with respect to the compensation of our other executive officers.

Summary Compensation Table —Years Ended December 31, 2010 and 2009 (1)

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Position	Year	Salary ($)(2)	Bonus ($)	All Other Compensation ($)(3)	Total Compensation ($)
Chuan-Tao Zheng	2010	$14,562	$0	$3,520	$18,082
President and	2009	$8,799	$0	2,118	10,917
Chief Executive Officer

Anthony Zhang (4)	2010	$1,517	$0	$50	$1,567
Chief Financial Officer
and Secretary

Yu-Kai Wang	2010	$10,028	$0	$2,731	$12,759
Chief Technology Officer	2009	10,028	$0	2,731	12,759

Pi-Jia Liu	2010	$13,214	$0	$3,195	$16,409
Chief Operating Officer	2009	8,799	$0	2,118	10,917

Joseph Rozelle (5)	2010	$0	$0	0	0
Former President, Chief	2009	$0	$0	0	0
Financial Officer and Secretary

Karl Brenza (6)	2010	$0	$0	0	0
Former President and Chief
Executive Officer

(1)
On March 15, 2011, we acquired Victor Score in a reverse acquisition transaction that was structured as a share exchange and in connection with that transaction, Mr. Zheng became our Chief Executive Officer and President, Mr. Zhang became our Chief Financial Officer and Secretary, Mr. YK Wang became our Chief Technology Officer and Mr. Liu became our Chief Operating Officer. Prior to the effective date of the reverse acquisition, Messrs. Zheng, Zhang, YK Wang and Liu held similar positions with TOFA, Tongda or Victor Score. The annual compensation shown in this table includes the amounts Messrs. Zheng, Zhang, YK Wang and Liu received from TOFA, Tongda or Victor Score prior to the consummation of the reverse acquisition.

(2)
Messrs. Zheng, Zhang, YK Wang and Liu are compensated in RMB.  The amounts set forth in the table above are calculated using an exchange rate of US$1 = RMB6.5916 published by the Bank of China on December 31, 2010.

(3)	The reported amounts represent insurance benefits (retirement, unemployment and medical) for by Messrs. Zheng, Zhang, YK Wang and Liu.

(4)	Mr. Zhang was hired by Victor Score on December 1, 2010, in contemplation of the consummation of the reverse acquisition.

(5)
Mr. Rozelle resigned from the offices of President and Chief Financial Officer effective as of August 31, 2010 and from the office of Secretary effective as of March 15, 2011.  He received no compensation from the Company in connection with his resignation.

(6)
Mr. Brenza was appointed our President and Chief Executive Officer effective as of August 31, 2010 and resigned from both of those positions effective as of March 15, 2011.  He received no compensation from the Company in connection with his service.

Outstanding Equity Awards at Fiscal Year End

No unexercised options or warrants were held by any of our named executive officers at December 31, 2010. No equity awards were made during the year ended December 31, 2010.

Potential Payments Upon Termination or Change in Control

None of the named executive officers are subject to an employment agreement providing them with any severance or payment upon their termination or a change in control.

Compensation of Directors

No member of our board of directors received any compensation for his services as a director during the year ended December 31, 2010.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2010, we did not have a standing compensation committee. Our board of directors was responsible for the functions that would otherwise be handled by the compensation committee. All directors participated in deliberations concerning executive officer compensation, including directors who were also executive officers, however, none of our executive officers received any compensation during the last fiscal year. None of our executive officers has served on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity, any of whose executive officers served on our board or Compensation Committee.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Summit Growth Corporation has duly caused this information statement to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 25, 2011

SUMMIT GROWTH CORPORATION

/s/ Chuan-Tao Zheng
Chuan-Tao Zheng
President and Chief Executive Officer